Filed by MainStay Funds Trust (SEC File Nos.: 333-277907, 333-277908,

333-277909, and 333-277910, 333-277911 and 333-234099; 811-22321)

pursuant to Rule 425 under

the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.

Subject Company: Aquila Municipal Trust

Subject Company SEC File Numbers: 033-01857 and 811-4503

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Aquila Municipal Trust Update:

Special Shareholder Meeting

As previously communicated, Aquila Investment Management LLC (“Aquila”) and New York Life Investment Management LLC (“New York Life Investments”) announced that they have entered into a definitive agreement for Aquila to sell assets used in its investment advisory business relating to Aquila Municipal Trust (the “Aquila Funds” or each an “Aquila Fund”) to New York Life Investments (the “transaction”). Under the terms of the agreement, the Aquila Funds are proposed to be reorganized into either an existing series or newly created series of MainStay Funds Trust (each, an “Acquiring MainStay Fund”).

A Special Meeting of Shareholders of certain Aquila Funds has been scheduled to be held on June 17, 2024. At the Shareholder Meeting, shareholders are being asked to approve an Agreement and Plan of Reorganization relating to their respective Aquila Fund. The proposed Reorganizations are listed below:

Current Aquila Fund	Current CUSIP	Current Ticker	Acquiring MainStay Fund Effective Date: On or around July 19, 2024 (Close of Business)	Target CUSIP	Target Ticker
Aquila Tax-Free Trust of Arizona A	03842A103	AZTFX	MainStay MacKay Arizona Muni Fund Class Z	56064R402	AZTFX
Aquila Tax-Free Trust of Arizona C	03842A202	AZTCX	MainStay MacKay Arizona Muni Fund Class C	56064R204	AZTCX
Aquila Tax-Free Trust of Arizona Y	03842A301	AZTYX	MainStay MacKay Arizona Muni Fund Class I	56064R303	AZTYX
Aquila Tax-Free Fund of Colorado A	03842A400	COTFX	MainStay MacKay Colorado Muni Fund Class Z	56064R808	COTFX
Aquila Tax-Free Fund of Colorado C	03842A509	COTCX	MainStay MacKay Colorado Muni Fund Class C	56064R600	COTCX
Aquila Tax-Free Fund of Colorado Y	03842A608	COTYX	MainStay MacKay Colorado Muni Fund Class I	56064R709	COTYX
Aquila Churchill Tax-Free Fund of Kentucky A	03842A707	CHTFX	MainStay MacKay Strategic Municipal Allocation Fund Class Z	56064R790	MTFZX
Aquila Churchill Tax-Free Fund of Kentucky C	03842A806	CHKCX	MainStay MacKay Strategic Municipal Allocation Fund Class C	56064L363	MTFFX
Aquila Churchill Tax-Free Fund of Kentucky F	03842A699	CHKFX	MainStay MacKay Strategic Municipal Allocation Fund Class I	56064L355	MTFGX
Aquila Churchill Tax-Free Fund of Kentucky I	03842A889	CHKIX	MainStay MacKay Strategic Municipal Allocation Fund Class A	56064L389	MTFDX
Aquila Churchill Tax-Free Fund of Kentucky Y	03842A871	CHKYX	MainStay MacKay Strategic Municipal Allocation Fund Class I	56064L355	MTFGX
Aquila Tax-Free Trust of Oregon A	03842N105	ORTFX	MainStay MacKay Oregon Muni Fund Class Z	56064R857	ORTFX
Aquila Tax-Free Trust of Oregon C	03842N204	ORTCX	MainStay MacKay Oregon Muni Fund Class C	56064R873	ORTCX
Aquila Tax-Free Trust of Oregon F	03842N501	ORFFX	MainStay MacKay Oregon Muni Fund Class I	56064R865	ORTYX
Aquila Tax-Free Trust of Oregon Y	03842N303	ORTYX	MainStay MacKay Oregon Muni Fund Class I	56064R865	ORTYX
Aquila Narragansett Tax-Free Income Fund A	03842A863	NITFX	MainStay MacKay Strategic Municipal Allocation Fund Class Z	56064R790	MTFZX
Aquila Narragansett Tax-Free Income Fund C	03842A855	NITCX	MainStay MacKay Strategic Municipal Allocation Fund Class C	56064L363	MTFFX
Aquila Narragansett Tax-Free Income Fund F	03842A673	NIFFX	MainStay MacKay Strategic Municipal Allocation Fund Class I	56064L355	MTFGX
Aquila Narragansett Tax-Free Income Fund I	03842A848	NITIX	MainStay MacKay Strategic Municipal Allocation Fund Class A	56064L389	MTFDX
Aquila Narragansett Tax-Free Income Fund Y	03842A830	NITYX	MainStay MacKay Strategic Municipal Allocation Fund Class I	56064L355	MTFGX
Aquila Tax-Free Trust For Utah A	03842A822	UTAHX	MainStay MacKay Utah Muni Fund Class Z	56064R816	UTAHX
Aquila Tax-Free Trust For Utah C	03842A814	UTACX	MainStay MacKay Utah Muni Fund Class C	56064R832	UTACX
Aquila Tax-Free Trust For Utah F	03842A657	UTAFX	MainStay MacKay Utah Muni Fund Class I	56064R824	UTAYX
Aquila Tax-Free Trust For Utah Y	03842A798	UTAYX	MainStay MacKay Utah Muni Fund Class I	56064R824	UTAYX

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Important Information Concerning the Reorganizations and Shareholder Meeting

•	Each Acquiring MainStay Fund is managed by New York Life Investments and subadvised by MacKay Shields LLC, a subsidiary of New York Life.

•	Shareholders who own shares of an Aquila Fund as of March 28, 2024 are entitled to vote at the Shareholder Meeting.

•

The Aquila Funds’ shareholders were sent a Proxy Statement/Prospectus and proxy card relating to the Reorganization of their Aquila Fund on or around May 8, 2024 and can vote their shares by phone, internet or mail.

•

The Aquila Fund(s) may conduct follow-up mailing(s) in connection with the solicitation of shareholder votes. Certain shareholders may receive phone call(s) and/or additional mailing(s) if their shares are not yet voted.

•

Shareholder votes are very important. The Board of Trustees of Aquila Municipal Trust (the “Board”) believes that each Reorganization is in the best interests of the applicable Aquila Fund and its shareholders and recommends shareholders vote “FOR” the Reorganization of their Aquila Fund.

•

The Shareholder Meeting may be adjourned if the necessary voting results/quorum are not reached by the June 17, 2024 date of the Shareholder Meeting. If the Shareholder Meeting is adjourned from June 17, 2024 to a later date, follow-up communications may be sent to shareholders and to your firm to solicit additional votes.

•

If the Reorganizations are not approved by shareholders, such Aquila Fund(s) will continue to be advised by Aquila, the investment adviser for the Aquila Funds, and the Board will determine what additional action, if any, should be taken.

•	Neither the Aquila Funds nor their shareholders are expected to recognize any gain or loss for U.S. federal income tax purposes as a direct result of the Reorganizations.

•

If shareholders approve the Reorganizations and all other conditions are satisfied or waived, shareholders of an Aquila Fund will become shareholders of the corresponding Acquiring MainStay Fund, and receive shares of a class of the Acquiring MainStay Fund equal in net asset value to the shares of the Aquila Fund that the shareholders held on the closing day of the Reorganization of their Fund.

Your Clients’ Votes are Needed

It is important for your clients to vote on the proposed Reorganizations for their respective Fund, regardless of the number of shares they own.

Shareholders were sent a Proxy Statement/Prospectus and asked to cast their vote promptly. They may vote by completing, signing and returning the proxy card provided by mail, or by following the instructions on the proxy card for voting via the internet or by touch-tone telephone. Shareholders’ votes are required to be received no later than 11:59 p.m. ET on June 16, 2024.

We hope this information is helpful, and we will continue to keep you apprised of further developments. As always, please contact your Aquila Regional Sales Manager, or call Aquila’s Sales Desk at 800-437-1020, if you have any questions or require any assistance.

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For financial professional use only. Not for use with the public.

To receive a free copy of a Proxy Statement/Prospectus relating to a Reorganization, please call New York Life Investments toll free at 800-624-6782. This document is qualified in its entirety by reference to the Proxy Statement/Prospectus and supersedes any prior document. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports, and other information are also be available for free on the SEC’s website (www.sec.gov). Shareholders should read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve a Reorganization.

Mutual fund investing involves risk; loss of principal is possible. Investment risks include, but are not limited to, potential loss of value, market risk, financial risk, interest rate and credit rate risk, and investments in highly-leveraged companies, lower-quality debt securities, foreign markets and foreign currencies. High-yield bonds are subject to greater credit risk, default risk, and liquidity risk. State-specific fund performance could be more volatile than that of funds with greater geographic diversification.

Before investing in any mutual fund offered by Aquila Group of Funds, carefully read about and consider the investment objectives, risks, charges, expenses, and other information found in the fund’s prospectus. The prospectus is available when you visit www.aquilafunds.com and by calling 800-437-1020.

Aquila Distributors LLC

800-437-1020

www.aquilafunds.com

AQLSME-052024

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